UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release: “Syngenta optimizes debt structure”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: July 3, 2003	By:

Name: Christoph Mäder Title: General Counsel

By:

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta optimizes debt structure

Basel, Switzerland, July 3, 2003

Syngenta has signed a $2 billion Euro Medium Term Note (EMTN) program. This will enhance flexibility in managing the group’s debt structure although there are no current plans to issue Notes from the program.

Syngenta currently has a €1.15 billion, two-part public debt transaction outstanding. One part are €350 million Floating Rate Notes which will mature on July 10, 2003. These Notes will be repaid upon maturity and the funding replaced with existing short term facilities. The second part comprises €800 million fixed rate bonds and will mature in 2006.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US$6.2 billion. Syn-genta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN), London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.